Pheton Holdings Ltd

March 26, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Nudrat Salik
Terence O’Brien
Jessica Ansart
Lauren Nguyen

Re:	Pheton Holdings Ltd
Registration Statement on Form F-1
Initially Filed on October 11, 2023
File No. 333-274944

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pheton Holdings Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4.00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

Very truly yours,
Pheton Holdings Ltd

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors